SCHEDULE 13D/A

CUSIP No. 629579202	Page 1 of 74

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 25)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579202	Page 2 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 134,209
	8	Shared voting power 872,371
	9	Sole dispositive power 134,209
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 1,006,580
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 64.11%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 3 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 134,209
	9	Sole dispositive power 0
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 1,006,580
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 64.11%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 4 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 881,566
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 56.15%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 5 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 9,195
	8	Shared voting power 0
	9	Sole dispositive power 9,195
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 881,566
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 56.15%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 6 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,793
	8	Shared voting power 872,371
	9	Sole dispositive power 145,793
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 1,018,164
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 64.85%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 7 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 97,312
	8	Shared voting power 872,371
	9	Sole dispositive power 97,312
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 969,683
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 61.76%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 8 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 97,312
	9	Sole dispositive power 0
	10	Shared dispositive power 969,683

11	Aggregate amount beneficially owned by each reporting person 969,683
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 61.76%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 9 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 193,586
	8	Shared voting power 872,371
	9	Sole dispositive power 193,586
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 1,065,957
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 67.89%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 10 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 872,371

11	Aggregate amount beneficially owned by each reporting person 872,371
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 55.56%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 11 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatrice B. Taplin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 27,310
	8	Shared voting power 0
	9	Sole dispositive power 27,310
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 27,310
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 1.74%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 12 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 145,793
	9	Sole dispositive power 0
	10	Shared dispositive power 1,018,164

11	Aggregate amount beneficially owned by each reporting person 1,018,164
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 64.85%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 13 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 193,586
	9	Sole dispositive power 0
	10	Shared dispositive power 1,065,957

11	Aggregate amount beneficially owned by each reporting person 1,065,957
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 67.98%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 14 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,195
	9	Sole dispositive power 0
	10	Shared dispositive power 881,566

11	Aggregate amount beneficially owned by each reporting person 881,566
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 56.15%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 15 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 16 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 9,195
	9	Sole dispositive power 0
	10	Shared dispositive power 881,566

11	Aggregate amount beneficially owned by each reporting person 881,566
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 56.15%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 17 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Griffin B. Butler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 18 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 19 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 20 of 74

1

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 21 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara Rankin Butler 2002 Trust, dated November 5, 2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 22 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Griffin Bedwell Butler 2002 Trust, dated November 5, 2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 23 of 74

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 24 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 25 of 74

1

Name of reporting persons

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee

2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 26 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #*****
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 27 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.-Roth IRA-Brokerage Account #*****
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 28 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DiAhn Taplin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 29 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 30 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Clara R. Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 31 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for James T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 32 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Matthew M. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 33 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Thomas P. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 34 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Chloe R. Seelbach
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 35 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Claiborne R. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 36 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Julia R. Kuipers
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 37 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Anne F. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 38 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BTR 2012 GST for Elisabeth M. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 39 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Anne F. Rankin Trust dated August 15, 2012
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 40 of 74

1

Name of reporting persons

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin

2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 41 of 74

1

Name of reporting persons

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin

2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 42 of 74

1

Name of reporting persons

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers

2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 43 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2016 Anne F. Rankin Trust
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 44 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2016 Elisabeth M. Rankin Trust
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 45 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMR Associates, LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* PN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 46 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 47 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 48 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 49 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 50 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 51 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 52 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 53 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James T. Rankin, Jr. (by James T. Rankin, as Custodian)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 54 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 55 of 74

1

Name of reporting persons

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren

2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* OO

SCHEDULE 13D/A

CUSIP No. 629579202	Page 56 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates V, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* PN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 57 of 74

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rankin Associates VI, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 0.00%
14	Type of reporting person* PN

SCHEDULE 13D/A

CUSIP No. 629579202	Page 58 of 74

The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005, as amended by Amendment No. 13 filed on February 14, 2006, as amended by Amendment No. 14 filed on February 14, 2007, as amended by Amendment No. 15 filed on February 14, 2008, as amended by Amendment No. 16 filed on February 13, 2009, as amended by Amendment No. 17 filed on February 16, 2010, as amended by Amendment No. 18 filed on February 14, 2011, as amended by Amendment No. 19 filed on February 14, 2012, as amended by Amendment No. 20 filed on February 14, 2013, as amended by Amendment No. 21 filed on February 14, 2014, as amended by Amendment No. 22 filed on February 13, 2015, as amended by Amendment No. 23 on February 12, 2016 and as amended by Amendment No. 24 on February 14, 2017 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended and restated on September 29, 2017, among the signatories thereto, the Company and PNC Bank, NA, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach Brands Holding Company, a Delaware corporation (“Hamilton Beach”), at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale Materials Handling, Inc., a Delaware corporation (“Hyster-Yale”), at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Helen R. Butler are hereby deleted and replaced by the following:

Helen R. Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is a sales associate at Wool and Willow.

The statements under the heading Matthew M. Rankin are hereby deleted and replaced by the following:

Matthew M. Rankin. Mr. Rankin’s resident address is 2011 St. Andrews Rd., Greensboro, NC 27408. He is President and CEO of Carlisle Residential Properties.

The statements under the heading James T. Rankin are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

The statements under the heading Claiborne R. Rankin, Jr. are hereby deleted and replaced by the following:

Claiborne R. Rankin, Jr. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 59 of 74

The statements under the heading Roger F. Rankin are hereby deleted and replaced by the following:

Roger F. Rankin. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

The statements under the heading Bruce T. Rankin are hereby deleted and replaced by the following:

Bruce T. Rankin. Mr. Rankin’s resident address is 131 Southwyck Drive, Chagrin Falls, Ohio 44022. He is not employed.

The statements under the heading Martha S. Kelly are hereby deleted and replaced by the following:

Martha S. Kelly. Ms. Kelly’s resident address is 1429 Ames Hill Road, Brattlebro, VT 05301. She is retired.

The statements under the heading Beatrice B. Taplin are hereby deleted and replaced by the following:

Beatrice B. Taplin. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

The statements under the heading Theodore D. Taplin are hereby deleted and replaced by the following:

Theodore D. Taplin. Mr. Taplin’s resident address is 102 Sycamore Avenue, Mill Valley, California 94941. He is a consultant for a non-profit arts organization.

The statements under the heading Britton T. Taplin are hereby deleted and replaced by the following:

Britton T. Taplin. Mr. Taplin’s resident address is 4960 S. Lafayette Lane, Englewood, CO 80113. He is self-employed in investments.

The statements under the heading The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin are hereby deleted and replaced by the following:

The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin. Mr. Taplin is the trustee of the trust. Mr. Taplin’s resident address is 4960 S. Lafayette Lane, Englewood, CO 80113. He is self-employed in investments.

The statements under the heading John C. Butler, Jr. are hereby deleted and replaced by the following:

John C. Butler, Jr. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of the Company and The North American Coal Corporation.

The statements under the heading Thomas Parker Rankin are hereby deleted and replaced by the following:

Thomas Parker Rankin. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

The statements under the heading Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin are hereby deleted and replaced by the following:

Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin. Ms. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 60 of 74

The following new Reporting Persons shall be added:

Clara Rankin Butler. Ms. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is not employed.

Griffin B. Butler. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. He is not employed.

The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. Mr. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin. Mr. Rankin is the trustee of the trust. Mr. Rankin’s address is 2011 St. Andrews Road., Greensboro, North Carolina 27408. He is President and CEO of Carlisle Residential Properties.

Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr. Mr. Butler is the trustee of the trust. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of the Company and The North American Coal Corporation.

Clara Rankin Butler 2002 Trust, dated November 5, 2002. Mr. John C. Butler, Jr. is the trustee of the trust. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of the Company and The North American Coal Corporation.

Griffin Bedwell Butler 2002 Trust, dated November 5, 2002. Mr. John C. Butler, Jr. is the trustee of the trust. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of the Company and The North American Coal Corporation.

Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin. Ms. Julia L. Rankin Kuipers is the trustee of the trust. Ms. Kuipers’ resident address is 11 Sargent Road, Winchester, MA 02138. She is not employed.

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee. Ms. Beatrice B. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee. Ms. Beatrice B. Taplin is the trustee of the trust. Ms. Taplin’s resident address is 11 Cherry Hills Drive, Englewood, Colorado 80110. She is not employed.

Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #*****. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

John C. Butler, Jr.-Roth IRA-Brokerage Account #*****. Mr. Butler’s resident address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. Mr. Butler’s business address is 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124. He is President and CEO of the Company and The North American Coal Corporation.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 61 of 74

DiAhn Taplin. Ms. Taplin’s business address is 5600 S. Quebec St. Ste. 312A, Greenwood Village, Colorado 80111. She is employed as a physician by Carepoint, A.C.

BTR 2012 GST for Helen R. Butler. Mr. Alfred M. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

BTR 2012 GST for Clara R. Williams. Mr. Alfred M. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

BTR 2012 GST for James T. Rankin. Mr. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2012 GST for Matthew M. Rankin. Mr. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2012 GST for Thomas P. Rankin. Mr. Thomas T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is retired.

BTR 2012 GST for Chloe R. Seelbach. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST for Claiborne R. Rankin, Jr. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

BTR 2012 GST for Julia R. Kuipers. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. He is a private investor.

BTR 2012 GST for Anne F. Rankin. Mr. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

BTR 2012 GST for Elisabeth M. Rankin. Mr. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

The Anne F. Rankin Trust dated August 15, 2012. Mr. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin. Mr. James T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin. Mr. Thomas P. K. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 20 Commerce St. Apt. BW, New York, New York 10014. He is a student.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 62 of 74

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers. Ms. Julia R. Kuipers is the trustee of the trust. Ms. Kuipers’ resident address is 161 Cushing Street, Cambridge, Massachusetts 02138. She is not employed.

2016 Anne F. Rankin Trust. Mr. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

2016 Elisabeth M. Rankin Trust. Mr. Roger F. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 1449 Carpenter Road, P.O. Box 550, Gates Mills, Ohio 44040. He is a private investor.

AMR Associates, LP. AMR Associates is a Delaware limited partnership. Its principal business is to hold, under common management, shares of Class A Common and Class B Common, beneficially owned by certain partners. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Mayfield Heights, Ohio 44124-4017. The following are trustees and primary beneficiaries of trusts acting as general partners or limited partner of AMR Associates: Helen R. Butler, Clara T. Rankin Williams and Alfred M. Rankin, Jr.

Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers. Mr. Claiborne R. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040-9721. He is a private investor.

Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian). Mr. Rankin’s resident address is 103 Marion Avenue, Lake Forest, IL 60045. He is employed in software sales at BrokerSavant, Inc.

Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers’ resident address is 11 Sargent Road, Winchester, MA 01890. She is not employed.

Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015. Mr. James T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015. Mr. James T. Rankin is the trustee of the trust. Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers’ resident address is 11 Sargent Road, Winchester, MA 01890. She is not employed.

James T. Rankin, Jr. (by James T. Rankin, as Custodian). Mr. Rankin’s resident address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is employed at Blue Ridge Capital Advisors, LLC in Commercial Real Estate.

Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian). Ms. Seelbach’s resident address is 18910 S. Woodland Road, Shaker Heights, Ohio 44122. She is not employed.

The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren. Mr. Alfred M. Rankin is the co-trustee of the trust. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Executive Chairman of Hamilton Beach at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman, President and Chief Executive Officer of Hyster-Yale at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Chairman of the Company at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 63 of 74

Rankin Associates V, L.P. Rankin Associates V, L.P. (“Rankin V”) is a Delaware limited partnership. Its principal business is to hold, under common management, securities beneficially owned by certain partners. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124. RMI is the general partner of Rankin V. The following are trustees and primary beneficiaries of trusts acting as limited partners of Rankin V: Clara T. Rankin, Claiborne R. Rankin, Roger F. Rankin, Thomas T. Rankin and Alfred M. Rankin, Jr.

Rankin Associates VI, L.P. Rankin Associates VI, L.P. (“Rankin VI”) is a Delaware limited partnership. Its principal business is to hold, under common management, securities beneficially owned by certain partners. The address of its principal business and its principal office is 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124. RMI is the general partner of Rankin VI. The following are trustees and primary beneficiaries of trusts acting as limited partners of Rankin VI: Clara T. Rankin, Clara Rankin Williams, Helen R. Butler, Thomas P. Rankin, James T. Rankin, Mathew M. Rankin, Anne F. Rankin, Elisabeth M. Rankin, Chloe R. Seelbach, Claiborne R. Rankin, Jr. and Julia R. Kuipers.

Item 5.	Interest in Securities of the Issuer.

(a)—(b) Although each Reporting Person disclaims beneficial ownership of any shares of Class B Common beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,542,757 shares of Class B Common, the aggregate number of shares of Class B Common which are subject to the terms of the Stockholders’ Agreement, representing 98.26% of the outstanding Class B Common as of December 31, 2017.

The information appearing under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings, is hereby amended as follows:

The statements under the heading Thomas E. Taplin, Jr. are hereby deleted in their entirety.

The statements under the heading The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr. are hereby deleted in their entirety.

The statements under the heading Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust are hereby deleted in their entirety.

The statements under the heading Alfred M. Rankin, Jr. 2012 Retained Annuity Trust are hereby deleted in their entirety.

The statements under the heading Cory Freyer are hereby deleted in their entirety.

The statements under the heading Jennifer Dickerman are hereby deleted in their entirety.

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and to dispose of 134,209 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,006,580 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr. constitute approximately 64.11% of the Class B Common outstanding as of December 31, 2017.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 64 of 74

Victoire G. Rankin. Ms. Rankin is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote 134,209 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,006,580 shares of Class B Common beneficially owned by Victoire G. Rankin constitute approximately 64.11% of the Class B Common outstanding as of December 31, 2017.

Helen R. Butler. Ms. Butler has the sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 881,566 shares of Class B Common beneficially owned by Helen R. Butler constitute approximately 56.15% of the Class B Common outstanding as of December 31, 2017.

Clara T. Rankin Williams. Ms. Williams has the sole power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and shares the power to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 881,566 shares of Class B Common beneficially owned by Clara T. Rankin Williams constitute approximately 56.15% of the Class B Common outstanding as of December 31, 2017.

Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 145,793 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,018,164 shares of Class B Common beneficially owned by Thomas T. Rankin constitute approximately 64.85% of the Class B Common outstanding as of December 31, 2017.

Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 97,312 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 969,683 shares of Class B Common beneficially owned by Claiborne R. Rankin constitute approximately 61.76% of the Class B Common outstanding as of December 31, 2017.

Chloe O. Rankin. Ms. Rankin is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 97,312 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 969,683 shares of Class B Common beneficially owned by Chloe O. Rankin constitute approximately 61.76% of the Class B Common outstanding as of December 31, 2017.

Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 193,586 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,065,957 shares of Class B Common beneficially owned by Roger F. Rankin constitute approximately 67.89% of the Class B Common outstanding as of December 31, 2017.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 65 of 74

Bruce T. Rankin. Mr. Rankin (a) as primary beneficiary of the Bruce Rankin Trust, which is a limited partner of Rankin I, shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the general partners and the other limited partners of Rankin I and (b) as primary beneficiary of the Bruce Rankin Trust, which is a Limited Partner of Rankin IV, shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the general partners and the other limited partners of Rankin IV. Together, the 872,371 shares of Class B Common beneficially owned by Bruce T. Rankin constitute approximately 55.56% of the Class B Common outstanding as of December 31, 2017.

Beatrice B. Taplin. Ms. Taplin has the sole power to vote and dispose of 27,310 shares of Class B Common, which constitute approximately 1.74% of the Class B Common outstanding as of December 31, 2017.

Corbin K. Rankin. Ms. Rankin is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 145,793 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 1,018,164 shares of Class B Common beneficially owned by Corbin K. Rankin constitute approximately 64.85% of the Class B Common outstanding as of December 31, 2017.

Alison A. Rankin. Ms. Rankin is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 193,586 shares of Class B Common and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 1,065,957 shares of Class B Common beneficially owned by Alison A. Rankin constitute approximately 67.89% of the Class B Common outstanding as of December 31, 2017.

John C. Butler, Jr. Mr. Butler is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 881,566 shares of Class B Common beneficially owned by John C. Butler, Jr. constitute approximately 56.15% of the Class B Common outstanding as of December 31, 2017.

David B. Williams Mr. Williams is deemed to share with his spouse (Clara T. Rankin Williams) the power to vote and dispose of 9,195 shares of Class B Common held in a trust for her benefit and to dispose of (a) 472,371 shares of Class B Common held by Rankin I with the general partners and other limited partners of Rankin I and (b) 400,000 shares of Class B Common held by Rankin IV with the general partners and other limited partners of Rankin IV. Collectively, the 881,566 shares of Class B Common beneficially owned by David B. Williams constitute approximately 56.15% of the Class B Common outstanding as of December 31, 2017.

The following new Reporting Persons shall be added:

Clara Rankin Butler. Ms. Butler has no power to vote or dispose of any shares of Class B Common.

Griffin B. Butler. Mr. Butler has no power to vote or dispose of any shares of Class B Common.

The Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The Trust created under the Agreement, dated December 20, 1993 for the benefit of Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Matthew M. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 66 of 74

Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr. The trust has no power to vote or dispose of any shares of Class B Common. John C. Butler, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Clara Rankin Butler 2002 Trust, dated November 5, 2002. The trust has no power to vote or dispose of any shares of Class B Common. John C. Butler, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Griffin Bedwell Butler 2002 Trust, dated November 5, 2002. The trust has no power to vote or dispose of any shares of Class B Common. John C. Butler, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Trust created by the Agreement, dated December 21, 2004 for the benefit of Julia L. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Julia L. Rankin Kuipers, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee. The trust has no power to vote or dispose of any shares of Class B Common. Beatrice B. Taplin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee. The trust has no power to vote or dispose of any shares of Class B Common. Beatrice B. Taplin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #*****. The account has no power to vote or dispose of any shares of Class B Common.

John C. Butler, Jr.-Roth IRA-Brokerage Account #*****. The account has no power to vote or dispose of any shares of Class B Common.

DiAhn Taplin. Ms. Taplin has no power to vote or dispose of any shares of Class B Common.

BTR 2012 GST for Helen R. Butler. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Clara R. Williams. The trust has no power to vote or dispose of any shares of Class B Common. Alfred M. Rankin, Jr., as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for James T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Matthew M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Thomas P. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 67 of 74

BTR 2012 GST for Chloe R. Seelbach. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Claiborne R. Rankin, Jr. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Julia R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common. Claiborne R. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Anne F. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

BTR 2012 GST for Elisabeth M. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Roger F. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

The Anne F. Rankin Trust dated August 15, 2012. The trust has no power to vote or dispose of any shares of Class B Common.

Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. James T. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin. The trust has no power to vote or dispose of any shares of Class B Common. Thomas P.K. Rankin, as trustee, has the sole power to vote and dispose of the shares of Class B Common held by the trust.

Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers. The trust has no power to vote or dispose of any shares of Class B Common.

2016 Anne F. Rankin Trust. The trust has no power to vote or dispose of any shares of Class B Common.

2016 Elisabeth M. Rankin Trust. The trust has no power to vote or dispose of any shares of Class B Common.

AMR Associates, LP. AMR Associates, LP has no power to vote or dispose of any shares of Class B Common.

Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III. The trust has no power to vote or dispose of any shares of Class B Common.

Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers. The trust has no power to vote or dispose of any shares of Class B Common.

Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian). Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 68 of 74

Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers has no power to vote or dispose of any shares of Class B Common.

Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015. The trust has no power to vote or dispose of any shares of Class B Common.

Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015. The trust has no power to vote or dispose of any shares of Class B Common.

Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian). Ms. Kuipers has no power to vote or dispose of any shares of Class B Common.

James T. Rankin, Jr. (by James T. Rankin, as Custodian). Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian). Mr. Seelbach has no power to vote or dispose of any shares of Class B Common.

The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren. The trust has no power to vote or dispose of any shares of Class B Common.

Rankin Associates V, L.P. has no power to vote or dispose of any shares of Class B Common.

Rankin Associates VI, L.P. has no power to vote or dispose of any shares of Class B Common.

(e) On September 29, 2017, the Stockholders’ Agreement was amended and restated. Pursuant to such amendment and restatement, the following former Reporting Persons are no longer signatories to the Stockholders’ Agreement and, thereby, each has ceased to be a beneficial owner of more than five percent of the outstanding shares of Class B Common:

•	Thomas E. Taplin, Jr.

•	The Trust created under the Agreement, dated August 26, 1974, between National City Bank, as trustee, and Thomas E. Taplin, Jr., for the benefit of Thomas E. Taplin, Jr.

•	Alfred M. Rankin, Jr.’s 2011 Grantor Retained Annuity Trust

•	Alfred M. Rankin, Jr. 2012 Retained Annuity Trust

•	Cory Freyer

•	Jennifer Dickerman

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to the Stockholders’ Agreement is hereby deleted and replaced by the following:

The Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, among the signatories thereto and the Company (the “Stockholders’ Agreement”), filed as Exhibit 43 hereto and incorporated herein by reference, requires a signatory to offer the shares of Class B Common beneficially owned by such signatory to all of the other signatories upon the occurrence of either of the following: (a) the proposed conversion of shares of Class B Common by such signatory into shares of Class A Common and (b) the proposed sale, transfer or other disposition of Class B Common by such signatory to any permitted transferee (under the terms of the Class B Common) who is not a signatory to the Stockholders’ Agreement. In either of these cases, the signatory proposing to enter into one of these transactions must notify all of the other signatories and then must allow each such other signatory the opportunity to purchase such signatory’s pro rata portion of the shares of Class B Common that are subject to the proposed transaction in accordance with the procedures described below. The Stockholders’ Agreement, however, does not restrict transfers of Class B Common among the signatories or any other permitted transferee who becomes a signatory to the Stockholders’ Agreement.

A signatory proposing to engage in a transaction triggering a right of first refusal must first give written notice of the proposed transaction by registered mail to the Company, which acts as depository under the Stockholders’ Agreement. The depository, in turn, is required to send such notice promptly to all of the other signatories. Following receipt of such notice, each other signatory will have seven business days to elect whether or not to purchase his, her or its pro rata portion of the shares of the Class B Common which have triggered a right of first refusal. A signatory’s pro rata portion will be determined by dividing the number of shares of Class B Common which such person owns by the number of shares of Class B Common which are owned by all of the other signatories who similarly may elect to purchase the shares of Class B Common which have triggered the right of first refusal. A notice electing to purchase a pro rata portion of the shares of Class B Common must be sent to the depository by the end of the seven business day period. If the signatories electing to purchase do not elect to purchase all of the shares of Class B Common, then such signatories have an additional five business days to agree among themselves how to allocate the shares not purchased. If they cannot reach any agreement, the allocation shall be pro rata. If there are still shares of Class B Common which are not purchased following such allocation, then the Company shall have an additional three business days to decide whether or not to purchase the remaining shares. The Company, however, is under no obligation to purchase any such shares.

Following the completion of such procedures, the signatory who has triggered the right of first refusal is free, for a period of 30 business days, to convert the shares of Class B Common, if any, which remain, into shares of Class A Common. If the signatory had originally proposed to transfer the shares, such signatory would be free to transfer shares of Class A Common in accordance with the originally proposed transaction.

Signatories who elect to exercise the right of first refusal and purchase shares of Class B Common may pay for such shares in cash, an equivalent number of shares of Class A Common, or in a combination of cash and shares of Class A Common. The purchase price to be paid is the higher of what is specified in the notice sent by the signatory who has triggered the right of first refusal and the average of the last sales price of Class A Common on the New York Stock Exchange for the five days prior to the date of such notice.

The Stockholders’ Agreement only restricts the conversion, or the sales or other disposition outside of the Stockholders’ Agreement, of shares of Class B Common held by each signatory. The Stockholders’ Agreement does not restrict in any respect how a signatory may vote the shares of Class B Common that are subject to the terms of the Stockholders’ Agreement. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Stockholders’ Agreement.

The information provided with respect to the Transfer Restriction Agreement is hereby deleted and replaced by the following:

Under the terms of the Transfer Restriction Agreement, dated as of September 29, 2017 (the “TRA”), filed as Exhibit 44 hereto and incorporated herein by reference, Hamilton Beach Brands Holding Company, the Company, and certain signatories thereto have agreed to certain restrictions on transactions involving securities of Hamilton Beach Brands Holding Company or the Company. Absent a ruling from the Internal Revenue Service (“IRS”), an unqualified tax opinion from approved counsel, or approval by Hamilton Beach Brands Holding Company as the administrator of the TRA, the TRA prohibits members of the Company’s extended founding family, for a two-year period following September 29, 2017, from (a) acquiring any stock of either the Company or Hamilton Beach Brands Holding Company (other than acquisitions of stock pursuant to an equity compensation plan of either the Company or Hamilton Beach Brands Holding Company) or (b) transferring directly or indirectly any stock owned by the extended founding family.

The TRA further provides that the five-percent voting limitation on transfers of Hamilton Beach Brands Holding Company voting power will be converted to a 35-percent limitation if the Company or Hamilton Beach Brands Holding Company obtains a private letter ruling from the IRS or an unqualified tax opinion substantially to the effect that the increase in voting power by holders of Class B Common by reason of the conversion by other holders of Class B Common to Class A Common will not be taken into account for purposes of Section 355(e) of the Internal Revenue Code.

SCHEDULE 13D/A

CUSIP No. 629579202	Page 69 of 74

The information provided with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P. (“Rankin I”), dated as of March 27, 2002 (as amended, the “Rankin I Partnership Agreement”), filed as Exhibit 45 hereto and incorporated herein by reference, as amended by that certain Written Consent of General Partners of Rankin Associates I, L.P., dated as of December 31, 2012, filed as Exhibit 46 hereto and incorporated herein by reference, as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 47 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Second Amended and Restated Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 48 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Under the terms of the Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of February 6, 1998 (as amended, the “Rankin II Partnership Agreement”), filed as Exhibit 49 hereto and incorporated herein by reference, as amended by that certain Amendment No. 1 to Limited Partnership Agreement of Rankin II, dated as of December 26, 2001, filed as Exhibit 50 hereto and incorporated herein by reference, as amended by that certain Amendment No. 2 to Limited Partnership Agreement of Rankin II, dated as of December 17, 2002, filed as Exhibit 51 hereto and incorporated herein by reference, as amended by that certain Addendum to the Limited Partnership Agreement, dated as of October 28, 2016, filed as Exhibit 52 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Limited Partnership Agreement, dated as of December 12, 2017, filed as Exhibit 52 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Under the terms of the Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of February 7, 2005 (as amended, the “Rankin IV Partnership Agreement”), filed as Exhibit 31 to Amendment No. 12, as amended by that certain Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of March 22, 2006, filed as Exhibit 54 hereto and incorporated herein by reference, as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of October 28, 2016, filed as Exhibit 55 hereto and incorporated herein by reference, and as amended by that certain Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of December 12, 2017, filed as Exhibit 56 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit 43	Amended and Restated Stockholders’ Agreement, dated as of September 29, 2017, among NACCO Industries, Inc., the other signatories thereto and NACCO Industries, Inc., as depository (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed by the Company on October 5, 2017, Commission File Number 001-09172).

Exhibit 44	Transfer Restriction Agreement, dated as of September 29, 2017, by and among Hamilton Beach Brands Holding Company, the Company and the signatories thereto (incorporated by reference to Exhibit 5 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 45	Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of March 27, 2002, as amended (incorporated by reference to Exhibit 2 of the Schedule 13D, as amended, related to the Company’s Class B Common, initially filed on March 27, 2002 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-38001)).

Exhibit 46	Written Consent of General Partners of Rankin Associates I, L.P., executed as of December 31, 2012 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hyster-Yale Materials Handling, Inc. Class B common stock, initially filed on February 14, 2014 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-87003)).

Exhibit 47	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 3 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 48	Addendum to the Second Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 12, 2017.

Exhibit 49	Limited Partnership Agreement of Rankin Associates II, L.P., dated as of February 6, 1998, as amended (incorporated by reference to Exhibit 4 of the Schedule 13D, as amended, related to the Company’s Class B Common, initially filed on February 18, 1998 by Rankin Associates II, L.P. and other persons named therein (Commission File No. 005-38001)).

Exhibit 50	Amendment No. 1 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 26, 2001 (incorporated by reference to Exhibit 7 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 51	Amendment No. 2 to Limited Partnership Agreement of Rankin II, L.P., dated as of December 17, 2002 (incorporated by reference to Exhibit 8 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 52	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of October 28, 2016.

Exhibit 53	Addendum to the Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 12, 2017.

Exhibit 54	Amendment to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of March 22, 2006 (incorporated by reference to Exhibit 10 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 55	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of October 28, 2016 (incorporated by reference to Exhibit 11 of the Schedule 13D, as amended, related to Hamilton Beach Brands Holding Company Class B common stock, initially filed on October 6, 2017 by Rankin Associates I, L.P. and other persons named therein (Commission File No. 005-90132)).

Exhibit 56	Addendum to the Amended and Restated Limited Partnership Agreement of Rankin IV, L.P., dated as of December 12, 2017.

Exhibit 57	Joint Filing Agreement.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

SCHEDULE 13D/A

CUSIP No. 629579202	Page 70 of 74

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Alfred M. Rankin, Jr.*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen Rankin Butler (f/k/a Helen P. Rankin)*
Attorney-in-Fact for Clara T. Rankin Williams (f/k/a Clara T. Rankin)*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Chloe R. Seelbach (f/k/a Chloe E. Rankin)*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Rankin Associates I, L.P. (f/k/a CTR Family Associates, L.P.)*
Attorney-in-Fact for The Trust created under the Agreement, dated December 28, 1976, between National City Bank, as trustee, and Clara L.T. Rankin, for the benefit of grandchildren*

Attorney-in-Fact for The Trust created under the Agreement, dated July 20, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. Rankin, for the benefit of Clara T. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., for the benefit of Alfred M. Rankin, Jr.*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, as supplemented, amended and restated, between Victoire G. Rankin, as trustee, and Victoire G. Rankin, for the benefit of Victoire G. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1967, as supplemented, amended and restated, between Thomas T. Rankin, as trustee, and Thomas T. Rankin, creating a trust for the benefit of Thomas T. Rankin*

SCHEDULE 13D/A

CUSIP No. 629579202	Page 71 of 74

Attorney-in-Fact for The Trust created under the Agreement, dated June 22, 1971, as supplemented, amended and restated, between Claiborne R. Rankin, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Claiborne R. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 11, 1973, as supplemented, amended and restated, between Roger F. Rankin, as trustee, and Roger F. Rankin, creating a trust for the benefit of Roger F. Rankin*

Attorney-in-Fact for The Trust created under the Agreement, dated September 28, 2000, between Alfred M. Rankin, Jr., as trustee, and Bruce T. Rankin, for the benefit of Bruce T. Rankin*
Attorney-in-Fact for The Trust created under the Agreement, dated October 15, 1975, between National City Bank, as trustee, and Theodore D. Taplin, for the benefit of Theodore D. Taplin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 30, 1977, as supplemented, amended and restated, between National City Bank, as trustee, and Britton T. Taplin for the benefit of Britton T. Taplin*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Clara T. (Rankin) Williams for the benefit of Clara T. (Rankin) Williams*

Attorney-in-Fact for The Trust created under the Agreement, dated December 29, 1989, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Helen P. (Rankin) Butler for the benefit of Helen P. (Rankin) Butler*

Attorney in Fact for Corbin Rankin*
Attorney in Fact for Alison A. Rankin*
Attorney-in-Fact for National City Bank as agent under the Agreement, dated July 16, 1969, with Margaret E. Taplin*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo A. Farnham Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Alison A. Rankin, as trustee fbo Elisabeth M. Rankin under Irrevocable Trust No. 1, dated December 18, 1997, with Roger Rankin, Grantor*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney in Fact for Clara Rankin Butler*
Attorney-in-Fact for The Trust created under the Agreement, dated July 24, 1998, as amended, between Frank F. Taplin, as trustee, and Frank F. Taplin, for the benefit of Frank F. Taplin*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Griffin B. Butler*
Attorney-in-Fact for Claiborne R. Rankin as Trustee of the Claiborne R. Rankin, Jr. Revocable Trust dated August 25, 2000*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of A. Farnham Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee under Irrevocable Trust No. 2, dated September 11, 2000, for the benefit of Elisabeth M. Rankin*
Attorney-in-Fact for Alison A. Rankin as Trustee of the Alison A. Rankin Revocable Trust, dated September 11, 2000*

SCHEDULE 13D/A

CUSIP No. 629579202	Page 72 of 74

Attorney-in-Fact for The Trust created under the Agreement, dated December 20, 1993, between Thomas T. Rankin, as co-trustee, Matthew M. Rankin, as co-trustee, and Matthew M. Rankin, for the benefit of Matthew M. Rankin*

Attorney-in-Fact for Scott Seelbach*
Attorney-in-Fact for Margo Jamison Victoire Williams (by Clara Rankin Williams as Custodian)*
Attorney-in-Fact for Trust created under the Agreement, dated June 1, 1995, between Chloe O. Rankin, as Trustee, and Chloe O. Rankin, for the benefit of Chloe O. Rankin*
Attorney-in-Fact for Trust created by the Agreement, dated June 17, 1999, between John C. Butler, Jr., as trustee, and John C. Butler, Jr., creating a trust for the benefit of John C. Butler, Jr.*
Attorney-in-Fact for Clara Rankin Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Griffin Bedwell Butler 2002 Trust, dated November 5, 2002*
Attorney-in-Fact for Elizabeth B. Rankin*

Attorney-in-Fact for Margo Jamison Victoire Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Margo Jamison Victoire Williams*

Attorney-in-Fact for Helen Charles Williams 2004 Trust created by the Agreement, dated December 10, 2004, between David B.H. Williams, as trustee, and Clara Rankin Williams, creating a trust for the benefit of Helen Charles Williams*

Attorney-in-Fact for Helen Charles Williams (by David B.H. Williams as Custodian)*
Attorney-in-Fact for Julia L. Rankin Kuipers*
Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Claiborne R. Rankin, as trustee, and Julia L. Rankin, creating a trust for the benefit of Julia L. Rankin *
Attorney-in-Fact for Thomas Parker Rankin*
Attorney-in-Fact for Taplin Elizabeth Seelbach (by Scott Seelbach as Custodian)*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Taplin Elizabeth Seelbach*

Attorney-in-Fact for Rankin Associates IV, L.P.*

Attorney-in-Fact for Marital Trust created by the Agreement, dated January 21, 1966, as supplemented, amended and restated, between National City Bank and Beatrice Taplin, as Trustees, and Thomas E. Taplin, for the benefit of Beatrice B. Taplin*

Attorney-in-Fact for Trust created by the Agreement, dated May 10, 2007, between Mathew M. Rankin, as Grantor, and Mathew M. Rankin and James T. Rankin, as co-trustees, for the benefit of Mary Marshall Rankin*

Attorney-in-Fact for Trust created by Agreement, dated May 10, 2007, between Mathew M. Rankin, as trustee, and James T. Rankin, creating a trust for the benefit of William Alexander Rankin*

Attorney-in-Fact for Trust created by the Agreement dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Isabelle Scott Seelbach*

SCHEDULE 13D/A

CUSIP No. 629579202	Page 73 of 74

Attorney-in-Fact for Lynne Turman Rankin*
Attorney-in-Fact for Jacob A. Kuipers*
Attorney-in-Fact for 2012 Chloe O. Rankin*
Attorney-in-Fact for 2012 Corbin K. Rankin Trust*
Attorney-in-Fact for 2012 Alison A. Rankin Trust*
Attorney-in-Fact for 2012 Helen R. Butler Trust*
Attorney-in-Fact for 2012 Clara R. Williams Trust*
Attorney-in-Fact for The David B.H. Williams Trust, David B.H. Trustee u/a/d October 14, 2009*
Attorney-in-Fact for Mary Marshall Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for William Alexander Rankin (by Matthew M. Rankin, as Custodian)*
Attorney-in-Fact for Margaret Pollard Rankin (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Trust created by the Agreement, dated April 10, 2009, between Chloe R. Seelbach, as trustee, creating a trust for the benefit of Chloe R. Seelbach*

Attorney-in-Fact for Trust created by the Agreement, dated December 21, 2004, between Chloe R. Seelbach, as trustee, and Claiborne R. Rankin, creating a trust for the benefit of Thomas Wilson Seelbach*

Attorney-in-Fact for Isabelle Seelbach (by Chloe R. Seelbach, as Custodian)*
Attorney-in-Fact for Elisabeth M. Rankin (by Alison A. Rankin, as Custodian)*
Attorney-in-Fact for A. Farnham Rankin *
Attorney-in-Fact for Taplin Annuity Trust #1 of Beatrice B. Taplin dated June 18, 2011*
Attorney-in-Fact for The Beatrice B. Taplin Trust/Custody dtd December 12, 2001, Beatrice B. Taplin, as Trustee, for the benefit of Beatrice B. Taplin*
Attorney-in-Fact for Ngaio T. Lowry Trust, dated February 26, 1998, Caroline T. Ruschell, Trustee*
Attorney-in-Fact for Caroline T. Ruschell Trust Agreement dated December 8, 2005, Caroline T. Ruschell as Trustee*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 and as amended, Beatrice Taplin, Trustee*
Attorney-in-Fact for Thomas E. Taplin Exempt Family Trust u/a dated January 21, 1966 amended, per IRC 1015(A) Dual Basis Sub-Account, Beatrice Taplin, Trustee*
Attorney-in-Fact for Alfred M. Rankin Jr.-Roth IRA-Brokerage Account #******
Attorney-in-Fact for John C. Butler, Jr.-Roth IRA-Brokerage Account #******
Attorney-in-Fact for DiAhn Taplin*
Attorney-in-Fact for BTR 2012 GST for Helen R. Butler*
Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin*
Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*

SCHEDULE 13D/A

CUSIP No. 629579202	Page 74 of 74

Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*
Attorney-in-Fact for The Anne F. Rankin Trust dated August 15, 2012*
Attorney-in-Fact for Trust created by the Agreement, dated August 20, 2009 between James T. Rankin, as Trustee, and James T. Rankin, creating a trust for the benefit of James T. Rankin*

Attorney-in-Fact for Thomas P.K. Rankin, Trustee of the trust created by agreement, dated February 2, 2011, as supplemented, amended and restated, between Thomas P.K. Rankin, as trustee, and Thomas P.K. Rankin, creating a trust for the benefit of Thomas P.K. Rankin*

Attorney-in-Fact for Claiborne R. Rankin Trust for children of Julia R. Kuipers dated December 27, 2013 under Custody Agreement dated December 27, 2013 fbo Evelyn R. Kuipers*
Attorney-in-Fact for 2016 Anne F. Rankin Trust*
Attorney-in-Fact for 2016 Elisabeth M. Rankin Trust*
Attorney-in-Fact for AMR Associates, LP*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Claiborne R. Rankin, Jr. dtd 08/26/2016 FBO Claiborne Read Rankin III*
Attorney-in-Fact for Claiborne R. Rankin Trust for Children of Julia R. Kuipers dtd 12/27/2013 FBO Matilda Alan Kuipers**
Attorney-in-Fact for Claiborne Read Rankin III (by Claiborne R. Rankin, Jr. as Custodian)*
Attorney-in-Fact for Matilda Alan Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for Vested Trust for James T. Rankin, Jr. U/A/D December 4, 2015*
Attorney-in-Fact for Vested Trust for Margaret Pollard Rankin U/A/D December 4, 2015*
Attorney-in-Fact for Evelyn R. Kuipers (by Julia R. Kuipers, as Custodian)*
Attorney-in-Fact for James T. Rankin, Jr. (by James T. Rankin, as Custodian)*
Attorney-in-Fact for Thomas Wilson Seelbach (by Chloe R. Seelbach, as Custodian)*

Attorney-in-Fact for The Trust created under the Agreement, dated January 11, 1965, as supplemented, amended and restated, between PNC Bank, as Co-Trustee, and Alfred M. Rankin, Jr., as Co-Trustee, for the benefit of the grandchildren*

Attorney-in-Fact for Rankin Associates V, L.P.*
Attorney-in-Fact for Rankin Associates VI, L.P.*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 43 at pages 15 through 54.